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      NEWS

      FOR IMMEDIATE RELEASE

      Please Contact: Stacy Pena     Investor Relations:  John Suske
                      The Learning Company, Inc.          The Learning
                      (510) 713-6011                      Company, Inc.
                      spena@learningco.com                (617) 494-5816
                                                          jsuske@learningco.com

         SOFTKEY INTERNATIONAL INC. CHANGES NAME TO THE LEARNING COMPANY, INC.


         CAMBRIDGE, MASS.-OCTOBER 24, 1996 - SoftKey International Inc. (Nasdaq: SKEY), a leading provider of educational software, today announced that the company is changing its name to "The Learning Company, Inc." The new name is effective today. In conjunction with the new name, the company is unveiling today a new corporate logo for The Learning Company with the slogan "For Greater Knowledge."

              "As the market share leader in educational software, we are America's Learning Company," said Michael Perik, Chairman and Chief Executive Officer. "Eighty Percent of our revenue comes from educational and reference products. Our new corporate name, The Learning Company, Inc., sends a clear and powerful signal about our core business: providing the best software in education and reference for children and adults who want to learn."

              "Our family of premium software brands provides the best educational software to consumers of every age through our many powerful channels of distribution. Changing our corporate name will help us focus on this core business as we continue to develop exciting new content and to expand our distribution to new media and to more countries," Perik continued.

              President Kevin O'Leary explained that the new corporate name will not change the company's branding strategy. Educational software will continue to be marketed to consumers and schools under The Learning Company and MECC brands; reference software will continue to be marketed under the new Compton's Home Library brand. Other SoftKey products, including productivity, value-priced software and other localized products in international markets, will also continue to be sold under their respective brands. "However, just as our recent consumer research led to the launch of the new Compton's Home Library reference line, we are continuing to research our other categories of software and will launch additional new brands according to consumer demand," said O'Leary.

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              In a separate press release, the company also announced today that the listing of its common stock is moving to the New York Stock Exchange. Trading is expected to being in mid-November under the symbol "TLC." Until that time, the company's common stock will continue to trade on the Nasdaq Stock Market under the symbol "SKEY."

              SoftKey International Inc. develops, publishes and markets a family of premium software brands that educate across every age, from young children to adults. The company's products are sold in more than 23,000 retail stores in North America and through multiple distribution channels including school sales, online, direct marketing and OEM. The Company also develops, publishes and distributes products worldwide including France, Germany, the United Kingdom, Holland and the Pacific Rim. The company's headquarters are located at One Athenaeum Street, Cambridge, Mass. 02142, telephone (617) 494-1200; fax (617) 494-1219. The corporate Web site is located at www.learningco.com, and Customer Service can be reached at (800) 227-5609.

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         All trademarks and registered trademarks are the properties of their respective holders.

         The new corporate logo can be downloaded from the World Wide Web at URL:http://madesign.com. Artwork can also be obtained by request via e-mail addressed to: corpcom@learningco.com or by fax at (510) 792-9628.